Exhibit 99.06

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Enable Midstream Partners, LP
Oklahoma City, Oklahoma

We have audited the accompanying combined and consolidated balance sheets of Enable Midstream Partners, LP (previously named CenterPoint Energy Field Services, LLC) and subsidiaries (the "Partnership") as of December 31, 2013 and 2012, and the related combined and consolidated statements of income, comprehensive income, cash flows, and parent net equity and partners’ capital for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined and consolidated financial statements present fairly, in all material respects, the financial position of Enable Midstream Partners, LP and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the combined and consolidated financial statements, the combined and consolidated financial statements have been prepared from the historical accounting records maintained by CenterPoint Energy, Inc. and its subsidiaries for the Partnership until May 1, 2013 and may not necessarily be indicative of the financial position, results of operations and cash flows that would have existed had the Partnership operated as a separate and unaffiliated company until the Partnership formation on May 1, 2013. All of the Partnership’s combined entities were under common control and management for the periods presented until May 1, 2013. Beginning on May 1, 2013, the Partnership consolidated Enogex LLC and all previously combined entities.

/s/ Deloitte & Touche LLP

Houston, Texas
February 21, 2014

ENABLE MIDSTREAM PARTNERS, LP

COMBINED AND CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31,
2013		2012	2011
(In millions)
Revenues (including revenues from affiliates (Note 11))	$2,489	$952	$932
Cost of Goods Sold, excluding depreciation and amortization (including expenses from affiliates (Note 11))	1,313	129	101
Operating Expenses:
Operation and maintenance (including expenses from affiliates (Note 11))	429	267	263
Depreciation and amortization	212	106	91
Impairment	12	—	—
Taxes other than income taxes	54	34	37
Total Operating Expenses	707	407	391
Operating Income	469	416	440
Other Income (Expense):
Interest expense (including expenses from affiliates (Note 11))	(67)	(85)	(90)
Equity in earnings of equity method affiliates	15	31	31
Interest income—affiliated companies	9	21	14
Step acquisition gain	—	136	—
Total	(43)	103	(45)
Income Before Income Taxes	426	519	395
Income tax expense (benefit)	(1,192)	203	163
Net Income	$1,618	$316	$232
Less: Net income attributable to noncontrolling interest	3	—	—
Net Income attributable to Enable Midstream Partners, LP	$1,615	$316	$232
Limited partners’ interest in net income attributable to Enable Midstream Partners, LP (Note 1)	$289	$—	$—
Number of outstanding limited partner units	499	—	—
Basic and diluted earnings per limited partner unit	$0.58	$—	$—

See Notes to the Combined and Consolidated Financial Statements

ENABLE MIDSTREAM PARTNERS, LP

COMBINED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2013	2012	2011
	(In millions)
Net Income	$1,618	$316	$232
Other comprehensive income	—	—	—
Comprehensive income	$1,618	$316	$232
Less: Comprehensive income attributable to noncontrolling interest	3	—	—
Comprehensive income attributable to Enable Midstream Partners, LP	$1,615	$316	$232

See Notes to the Combined and Consolidated Financial Statements

ENABLE MIDSTREAM PARTNERS, LP

COMBINED AND CONSOLIDATED BALANCE SHEETS

ASSETS	December 31,
	2013	2012
Current Assets:	(In millions)
Cash and cash equivalents	$108	$—
Accounts receivable	306	78
Accounts receivable—affiliated companies	28	25
Notes receivable—affiliated companies	—	479
Inventory	83	57
Taxes receivable	—	45
Deferred income tax assets	—	31
Gas imbalances	10	—
Other current assets	14	24
Total current assets	549	739
Property, Plant and Equipment:
Property, plant and equipment	9,655	5,175
Less: accumulated depreciation and amortization	665	470
Property, plant and equipment, net	8,990	4,705
Other Assets:
Intangible assets, net	383	—
Goodwill	1,068	629
Investment in equity method affiliates	198	405
Other	44	4
Total other assets	1,693	1,038
Total Assets	$11,232	$6,482

See Notes to the Combined and Consolidated Financial Statements

ENABLE MIDSTREAM PARTNERS, LP

COMBINED AND CONSOLIDATED BALANCE SHEETS (Continued)

LIABILITIES AND PARTNERS’ CAPITAL	December 31,
	2013	2012
Current Liabilities:	(In millions)
Accounts payable	$400	$83
Accounts payable—affiliated companies	40	28
Current portion of long-term debt	204	—
Notes payable—affiliated companies	—	753
Taxes accrued	20	25
Gas imbalances	13	7
Other	43	26
Total current liabilities	720	922
Other Liabilities:
Accumulated deferred income taxes, net	8	1,272
Notes payable—affiliated companies	363	1,009
Benefit obligations	—	21
Regulatory liabilities	16	16
Other	28	21
Total other liabilities	415	2,339
Long-Term Debt	1,916	—
Commitments and Contingencies (Note 12)
Partners’ Capital:
Partners’ Capital	8,148	3,221
Accumulated other comprehensive loss	–	(6)
Total Enable Midstream Partners, LP Partners’ Capital	8,148	3,215
Noncontrolling interest	33	6
Total Partners’ Capital	8,181	3,221
Total Liabilities and Partners’ Capital	$11,232	$6,482

See Notes to the Combined and Consolidated Financial Statements

ENABLE MIDSTREAM PARTNERS, LP

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2013	2012	2011
	(In millions)
Cash Flows from Operating Activities:
Net income	$1,618	$316	$232
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	212	106	91
Deferred income taxes	(1,194)	196	176
Impairments	12	—	—
Step acquisition gain	—	(136)	—
Gain on sale/retirement of assets	2	—	—
Equity in earnings of equity method affiliates, net of distributions	9	8	8
Changes in other assets and liabilities:
Accounts receivable, net	(81)	(9)	45
Accounts receivable – affiliated companies	(4)	1	28
Inventory	(6)	2	13
Taxes receivable	19	(1)	13
Other current assets	15	(3)	10
Other assets	1	—	3
Accounts payable	62	(3)	7
Accounts payable – affiliated companies	3	(3)	(1)
Taxes accrued	—	(19)	21
Other current liabilities	(2)	(4)	(3)
Other liabilities	(18)	—	19
Net cash provided by operating activities	648	451	662
Cash Flows from Investing Activities:
Capital expenditures, net of acquisitions	(573)	(202)	(346)
Acquisitions, net of cash	—	(360)	—
Decrease (increase) in notes receivable affiliated companies	434	(77)	(219)
Investment in equity method affiliates	—	(5)	(13)
Other, net	(1)	(1)	18
Net cash used in investing activities	(140)	(645)	(560)
Cash Flows from Financing Activities:
Proceeds from long-term debt, net of issuance costs	1,046	—	—
Proceeds from line of credit	1,126	—	—
Repayment of line of credit	(754)	—	—
Increase (decrease) notes payable – affiliated companies	(1,542)	194	(102)
Repayment of advance with affiliated companies	(136)	—	—
Capital contributions from partners	43	—	—
Distribution to partners	(183)	—	—
Net cash provided by (used in) financing activities	(400)	194	(102)
Net Change in Cash and Cash Equivalents	108	—	—
Cash and Cash Equivalents at Beginning of the Year	—	—	—
Cash and Cash Equivalents at End of the Year	$108	$—	$—
See Notes to the Combined and Consolidated Financial Statements

ENABLE MIDSTREAM PARTNERS, LP

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS, continued

	Year Ended December 31,
	2013	2012	2011
	(In millions)
Supplemental Disclosure of Cash Flow Information:
Cash Payments:
Interest, net of capitalized interest	$65	$85	$90
Income taxes (refunds), net	(9)	26	(67)
Non-cash transactions:
Accounts payable related to capital expenditures	$43	$37	$31
Acquisition of Enogex (Note 3)	3,788	–	–

See Notes to the Combined and Consolidated Financial Statements

ENABLE MIDSTREAM PARTNERS, LP

COMBINED AND CONSOLIDATED STATEMENTS OF
ENABLE MIDSTREAM PARTNERS, LP PARENT NET EQUITY AND PARTNERS’ CAPITAL

	Partners' Capital		Parent Net Investment	Accumulated Other Comprehensive Loss	Total Enable Midstream Partners, LP Partners' Capital	Noncontrolling Interest	Total Partners' Capital
	Units	Value	Value	Value	Value	Value	Value
	(In millions)
Balance as of December 31, 2010	—	$—	$2,672	$(6)	$2,666	$6	$2,672
Net income	—	—	232	—	232	—	232
Balance as of December 31, 2011	—	$—	$2,904	$(6)	$2,898	$6	$2,904
Net income	—	—	316	—	316		316
Net transfers from parent	—	—	1	—	1	—	1
Balance as of December 31, 2012	—	$—	$3,221	$(6)	$3,215	$6	$3,221
Net income	—	—	1,326	—	1,326	—	1,326
Contributions from (Distributions to) CenterPoint Energy prior to formation (Note 1)	—	—	(295)	6	(289)	—	(289)
Balance as of April 30, 2013	—	$—	$4,252	$—	$4,252	$6	$4,258
Conversion to a limited partnership	291	4,252	(4,252)	—	—	—	—
Issuance of units upon acquisition of Enogex on May 1, 2013 (Note 3)	208	3,788	—	—	3,788	26	3,814
Net income	––	289	—	––	289	3	292
Distributions to Partners	––	(181)	—	––	(181)	(2)	(183)
Balance as of December 31, 2013	499	$8,148	$—	$—	$8,148	$33	$8,181

See Notes to the Combined and Consolidated Financial Statements

ENABLE MIDSTREAM PARTNERS, LP

NOTES TO THE COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Organization

Enable Midstream Partners, LP (Partnership) is a private limited partnership formed on May 1, 2013 by CenterPoint Energy, Inc. (CenterPoint Energy), OGE Energy Corp. (OGE Energy) and affiliates of ArcLight Capital Partners, LLC (ArcLight), pursuant to the terms of the Master Formation Agreement dated March 14,2013 (MFA). The Partnership is a large-scale, growth-oriented limited partnership formed to own, operate and develop strategically located natural gas and crude oil infrastructure assets. The Partnership’s assets and operations are organized into two business segments: (i) Gathering and Processing, which primarily provides natural gas and crude oil gathering, processing and fractionation services for our producer customers, and (ii) Transportation and Storage, which provides interstate and intrastate natural gas pipeline transportation and storage service to natural gas producers, utilities and industrial customers. The natural gas gathering and processing assets are strategically located in four states and serve natural gas production in the Anadarko, Arkoma and Ark-La-Tex basins. This segment also includes an emerging crude oil gathering business in the Bakken shale formation, principally located in the Williston basin. The natural gas transportation and storage assets extend from western Oklahoma and the Texas Panhandle to Alabama and from Louisiana to Illinois.

As of December 31, 2013, CenterPoint Energy, OGE Energy and ArcLight hold approximately 58.3%, 28.5% and 13.2%, respectively, of the limited partner interests in the Partnership. The general partner of the Partnership is Enable GP, LLC (General Partner). The limited partner interests of the Partnership have limited voting rights on matters affecting the business. As such, limited partners do not have rights to elect the Partnership’s General Partner on an annual or continuing basis and may not remove the Partnership’s General Partner without at least 75% vote by all unitholders, including all units held by the Partnership’s limited partners, and General Partner and its affiliates, voting together as a single class.

The Partnership is controlled equally by CenterPoint Energy and OGE Energy, who each have 50% of the management rights of the General Partner. The General Partner was established by CenterPoint Energy and OGE Energy to govern the Partnership and has no other operating activities. The General Partner is governed by a board made up of an equal number of representatives designated by each of CenterPoint Energy and OGE Energy, along with board members CenterPoint Energy and OGE Energy mutually agree to appoint. Based on the 50/50 management ownership, with neither company having control, effective May 1, 2013, CenterPoint Energy and OGE Energy deconsolidated their interests in the Partnership and Enogex LLC (Enogex), respectively. Effective July 30, 2013, the name of Enogex was changed to Enable Oklahoma Intrastate Transmission, LLC (Enable Oklahoma).

CenterPoint Energy and OGE Energy also own a 40% and 60% interest, respectively, in the incentive distribution rights held by the General Partner. In addition, for a period of time prior to an initial public offering, ArcLight will have protective approval rights over certain material activities of the Partnership, including material increases in capital expenditures and certain equity issuances, entering into transactions with related parties and acquiring, pledging or disposing of certain material assets.

Upon conversion to a limited partnership on May 1, 2013, the Partnership’s earnings are no longer subject to income tax (other than Texas state margin taxes) and are taxable at the individual partner level. As a result of the conversion to a partnership immediately prior to formation, CenterPoint Energy assumed all outstanding current income tax liabilities and the Partnership derecognized the deferred income tax assets and liabilities by recording an income tax benefit of $1.24 billion. Consequently, the Combined and Consolidated Statements of Income do not include an income tax provision on income earned on or after May 1, 2013 (other than Texas state margin taxes). See Note 13 for further discussion of the Partnership’s income taxes.

Prior to May 1, 2013, the financial statements of the Partnership include Enable Gas Transmission, LLC (EGT), Enable Mississippi River Transmission, LLC (MRT), and the non-rate regulated natural gas gathering, processing and treating operations (consisting of CenterPoint Energy Field Services, LLC and its subsidiaries), which were under common control by CenterPoint Energy, and a 50% interest in Southeast Supply Header, LLC (SESH). On May 1, 2013, CenterPoint Energy converted CenterPoint Energy Field Services, LLC, an indirect wholly owned subsidiary into a Delaware limited partnership, which subsequently changed its name to Enable Midstream Partners, LP.

As discussed in Note 1 under “Enable Midstream Partners, LP Parent Net Equity and Partners’ Capital,” through the Partnership formation on May 1, 2013, CenterPoint Energy retained certain assets and liabilities and related balances in accumulated other comprehensive loss, historically held by the Partnership, such as certain intercompany notes payable to CenterPoint Energy and benefit plan obligations. Additionally, the Partnership distributed a 25.05% interest in SESH to CenterPoint Energy, subject to future acquisition by the Partnership through put and call options discussed in Note 7. On May 1, 2013, OGE Energy and ArcLight indirectly contributed 100% of the equity interests in Enogex to the Partnership in exchange for limited partner interests and, for OGE Energy only, interests in the General Partner. The Partnership concluded that the Partnership formation on May 1, 2013 was considered a business combination, and for accounting purposes, the Partnership was the acquirer of Enogex. Subsequent to May 1, 2013, the financial statements of the Partnership are consolidated to reflect the acquisition of Enogex, and the remaining 24.95% interest in SESH. See Note 3 for further discussion of the acquisition of Enogex.

In addition, as of December 31, 2013, as a result of the acquisition of Enogex on May 1, 2013, the Partnership holds a 50% ownership interest in Atoka Midstream LLC (Atoka). As of December 31, 2013, the Partnership consolidated Atoka in its Combined and Consolidated Financial Statements as Enable Oklahoma acted as the managing member of Atoka and had control over the operations of Atoka.

On November 26, 2013, the Partnership filed a registration statement with the Securities and Exchange Commission for a proposed initial public offering of its common units, representing limited partner interests in the Partnership (the Offering). At the date of these financial statements, the registration statement relating to the Offering is not effective. The completion of the Offering is subject to numerous conditions and no assurances can be made that it will be successfully completed. The securities offered under the registration statement may not be sold, nor may offers to buy be accepted, prior to the time that the registration statement becomes effective. The information contained in these financial statements with respect to the Offering shall not constitute an offer to sell or a solicitation of an offer to buy any securities.

Basis of Presentation

These combined and consolidated financial statements and related notes of the Partnership have been prepared in accordance with accounting principles generally accepted in the United States. For accounting and financial reporting purposes, (i) the formation of the Partnership is considered a contribution of real estate by CenterPoint Energy and is reflected at CenterPoint Energy’s historical cost as of May 1, 2013 and (ii) the Partnership acquired Enogex on May 1, 2013.

These combined and consolidated financial statements have been prepared from the historical accounting records maintained by CenterPoint Energy for the Partnership until May 1, 2013 and may not necessarily be indicative of the condition that would have existed or the results of operations if the Partnership had been operated as a separate and unaffiliated entity. All of Partnership’s combined entities were under common control and management for the periods presented until May 1, 2013, and all intercompany transactions and balances are eliminated in combination and consolidation, as applicable. Beginning on May 1, 2013, the Partnership consolidated Enogex and all previously combined entities of the Partnership.

These combined and consolidated financial statements and the related financial statement disclosures reflect all normal recurring adjustments that are, in the opinion of management, necessary to present fairly the financial position and results of operations for the respective periods.

For a description of the Partnership’s reportable business segments, see Note 14.

Enable Midstream Partners, LP Parent Net Equity and Partners’ Capital

Prior to May 1, 2013, Enable Midstream Partners, LP Parent Net Equity on the Combined Balance Sheet represents the investment of CenterPoint Energy in the Partnership. On April 30, 2013 immediately prior to formation of the limited partnership, while under common control, CenterPoint Energy completed equity transactions with the Partnership, whereby CenterPoint Energy made a cash contribution to the Partnership and retained certain assets and liabilities previously held by the Partnership, all of which were deemed to be transfers of net assets not constituting a transfer of a business, as follows:

Amounts retained prior to May 1, 2013
(In millions)
Contributions from (Distributions to) CenterPoint Energy
Cash	$40
Pension and postretirement plans	22
Deferred financing cost	6
Investment in 25.05% of SESH (see Note 7)	(197)
Increase in Notes payable—affiliated companies (see Note 11)	(143)
Decrease in Notes receivable—affiliated companies (see Note 11)	(45)
Income tax obligations, net	28
Net distributions to CenterPoint Energy prior to formation	$(289)

Effective May 1, 2013, Enable Midstream Partners, LP Partners’ Capital on the Consolidated Balance Sheet represents the net amount of capital, accumulated net income, contributions and distributions affecting the investments of CenterPoint Energy, OGE Energy, and ArcLight in the Partnership. On August 14, 2013 and November 14, 2013, the Partnership distributed $61 million and $120 million to the unitholders of record as of July 1, 2013 and October 1, 2013, respectively.

Earnings per Limited Partner Unit

Earnings per limited partner unit is calculated by dividing the limited partners’ interest in net income attributable to Enable Midstream Partners, LP by the weighted average number of limited partner units outstanding. Earnings per limited partner unit assumes that cash distributions are equal to the limited partners’ interest in net income attributable to Enable Midstream Partners, LP. Limited partners’ interest in net income attributable to Enable Midstream Partners, LP reflects net income attributable to Enable Midstream Partners, LP subsequent to its formation as a limited partnership on May 1, 2013, as no limited partner units were outstanding prior to this date. The and limited partner units that may be issued in connection with acquiring the additional 24.95% and 0.10% interests in SESH, respectively, as discussed in Note 7, are not included in the calculation of diluted earnings per limited partner unit as the impact of the potential transactions is anti-dilutive.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues

Revenues for gathering, processing, transportation and storage services for the Partnership are recorded each month based on the current month’s estimated volumes, contracted prices (considering current commodity prices), historical seasonal fluctuations and any known adjustments. The estimates are reversed in the following month and customers are billed on actual volumes and contracted prices. Gas sales are calculated on current-month nominations and contracted prices. Revenues associated with the production of NGLs are estimated based on current-month estimated production and contracted prices. These amounts are reversed in the following month and the customers are billed on actual production and contracted prices. Estimated revenues are reflected in Accounts Receivable or Accounts Receivable-affiliated companies, as appropriate, on the Combined or Consolidated Balance Sheets and in Revenues on the Combined and Consolidated Statements of Income.

The Partnership recognizes revenue from natural gas gathering, processing, transportation and storage services to third parties as services are provided. Revenue associated with NGLs is recognized when the production is sold. The partnership records deferred revenue when it receives consideration from a third party before achieving certain criteria that must be met for revenue to be recognized in accordance with GAAP. The Partnership has $9 million and $-0- million of deferred revenues on the Consolidated and Combined Balance Sheets as of December 31, 2013 and 2012, respectively.

The Partnership relies on certain key natural gas producer customers for a significant portion of natural gas and NGLs supply. The Partnership relies on certain key utilities for a significant portion of transportation and storage demand. The Partnership depends on third-party facilities to transport and fractionate NGLs that it delivers to third parties at the inlet of their facilities. Additionally for the year ended December 31,2013, one third party purchases approximately 30% of the NGLs delivered to its system, which accounted for approximately $232 million or 9% of total revenue. Other than revenues from affiliates discussed in Note 11, there are no other revenue concentrations with individual customers in the year ended December 31, 2013, 2012 and 2011.

Natural Gas Purchases

Estimates for gas purchases are based on estimated volumes and contracted purchase prices. Estimated gas purchases are included in Accounts Payable or Accounts Payable-affiliated companies, as appropriate on the Combined or Consolidated Balance Sheets and in Cost of Goods Sold, excluding Depreciation and Amortization on the Combined and Consolidated Statements of Income.

Environmental Costs

The Partnership expenses or capitalizes environmental expenditures, as appropriate, depending on their future economic benefit. The Partnership expenses amounts that relate to an existing condition caused by past operations that do not have future economic benefit. The Partnership records undiscounted liabilities related to these future costs when environmental assessments and/or remediation activities are probable and the costs can be reasonably estimated. There are no material amounts accrued at December 31, 2013 or 2012.

Depreciation and Amortization Expense

Depreciation is computed using the straight-line method based on economic lives or a regulatory-mandated recovery period. Amortization of intangible assets is computed using the straight-line method over the respective lives of the intangible assets.

During 2013, the Partnership completed a depreciation study for the Gathering and Processing segment, as well as the acquired Enogex assets. The new depreciation rates have been applied prospectively. There were no material changes in weighted average useful lives for pre-acquisition Gathering and Processing assets.

Income Taxes

Prior to May 1, 2013, the Partnership was included in the consolidated income tax returns of CenterPoint Energy. The Partnership calculated its income tax provision on a separate return basis under a tax sharing agreement with CenterPoint Energy. The Partnership used the asset and liability method of accounting for deferred income taxes in accordance with accounting guidance for income taxes. Deferred income tax assets and liabilities were recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance was established against deferred tax assets for which management believed realization was not considered more likely than not. Current federal and certain state income taxes were payable to or receivable from CenterPoint Energy. The Partnership recognized interest and penalties as a component of income tax expense. Upon conversion to a limited partnership on May 1, 2013, the Partnership’s earnings are no longer subject to income tax (other than Texas state margin taxes) and are taxable at the individual partner level. For more information, see Note 13.

Cash and Cash Equivalents

The Partnership considers cash equivalents to be short-term, highly liquid investments with maturities of three months or less from the date of purchase. The Combined or Consolidated Balance Sheets have $108 million and $-0- million of cash and cash equivalents as of December 31, 2013 and 2012, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. It is the policy of management to review the outstanding accounts receivable monthly, as well as the bad debt write-offs experienced in the past. Based on this review, management determined that no allowance for doubtful accounts was required as of December 31, 2013 and 2012.

Inventory

Materials and supplies inventory is valued at cost and is subsequently recorded at the lower of cost or market. During the year ended December 31, 2013, the Partnership recorded write-downs to market value related to materials and supplies inventory of $2 million associated with the Service Star business line impairment discussed in Note 9. No such write-downs were recorded in the years ended December 31, 2012 and 2011. Materials and supplies are recorded to inventory when purchased and, as appropriate, subsequently charged to Operation and maintenance expense on the Combined and Consolidated Statements of Income or capitalized to Property, plant and equipment on the Combined or Consolidated Balance Sheets when installed.

Natural gas inventory is held, through the Transportation and Storage business segment, to provide operational support for the intrastate pipeline deliveries and to manage leased intrastate storage capacity. Natural gas liquids inventory is held, through the Gathering and Processing business segment, due to timing differences between the production of certain natural gas liquids and ultimate sale to third parties. Natural gas and natural gas liquids inventory is valued using moving average cost and is subsequently recorded at the lower of cost or market. During the year ended December 31, 2013, the Partnership recorded write-downs to market value related to natural gas and natural gas liquids inventory of $4 million. No such write-downs were recorded in the years ended December 31, 2012 and 2011. The cost of gas associated with sales of natural gas and natural gas liquids inventory is presented in Cost of goods sold, excluding depreciation and amortization on the Combined and Consolidated Statements of Income.

	December 31,
	2013	2012
	(In millions)
Materials and supplies	$60	$56
Natural gas inventory	23	1
Total inventory	$83	$57

Gas Imbalances

Gas imbalances occur when the actual amounts of natural gas delivered from or received by the Partnership’s pipeline system differ from the amounts scheduled to be delivered or received. Imbalances are due to or due from shippers and operators and can be settled in cash or made up in-kind depending on contractual terms. The Partnership values all imbalances at individual, or where appropriate an average of, current market indices applicable to the Partnership’s operations, not to exceed net realizable value.

Long-Lived Assets (including Intangible Assets)

The Partnership records property, plant and equipment and intangible assets at historical cost. The Partnership expenses repair and maintenance costs as incurred.

Assessing Impairment of Long-lived Assets (including Intangible Assets) and Goodwill

The Partnership periodically evaluates long-lived assets, including property, plant and equipment, and specifically identifiable intangibles other than goodwill, when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of undiscounted cash flows attributable to the assets, as compared to the carrying value of the assets.

The Partnership assesses its goodwill for impairment at least annually and evaluates goodwill when events or changes in circumstances indicate that its carrying value may not be recoverable by comparing the fair value of the reporting unit with its book value, including goodwill. The Partnership tested its goodwill for impairment on May 1, 2013 upon formation and following formation tests annually on October 1. The Partnership utilizes the market or income approaches to estimate the fair value of the reporting unit, also giving consideration to the alternative cost approach. Under the market approach, historical and current year forecasted cash flows are multiplied by a market multiple to determine fair value. Under the income approach, anticipated cash flows over a period of years plus a terminal value are discounted to present value using appropriate discount rates. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. The Partnership performs its goodwill impairment testing one level below the Transportation and Storage and Gathering and Processing business segment level at the operating segment level.

Regulatory Assets and Liabilities

The Partnership applies the guidance for accounting for regulated operations to portions of the Transportation and Storage business segment. The Partnership’s rate-regulated businesses recognize removal costs as a component of depreciation expense in accordance with regulatory treatment. As of each of December 31, 2013 and 2012, these removal costs of $16 million are classified as regulatory liabilities in the Combined or Consolidated Balance Sheets.

Capitalization of Interest and Allowance for Funds Used During Construction

Allowance for funds used during construction (AFUDC) represents the approximate net composite interest cost of borrowed funds and a reasonable return on the equity funds used for construction. Although AFUDC increases both utility plant and earnings, it is realized in cash when the assets are included in rates for combined entities that apply guidance for accounting for regulated operations. Interest and AFUDC are capitalized as a component of projects under construction and will be amortized over the assets’ estimated useful lives. During the year ended December 31, 2013, 2012 and 2011, the Partnership capitalized interest and AFUDC of $7 million, $2 million and $-0- million, respectively.

Derivative Instruments

The Partnership is exposed to various market risks. These risks arise from transactions entered into in the normal course of business. At times, the Partnership utilizes derivative instruments such as physical forward contracts to mitigate the impact of changes in commodity prices on its operating results and cash flows. Such derivatives are recognized in the Partnership’s Combined or Consolidated Balance Sheets at their fair value unless the Partnership elects the normal purchase and sales exemption for qualified physical transactions. A derivative may be designated as a normal purchase or normal sale if the intent is to physically receive or deliver the product for use or sale in the normal course of business.

The Partnership’s policies prohibit the use of leveraged financial instruments. A leveraged financial instrument, for this purpose, is a transaction involving a derivative whose financial impact will be based on an amount other than the notional amount or volume of the instrument.

Fair Value Measurements

The Partnership determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As required, the Partnership utilizes valuation techniques that maximize the use of observable inputs (levels 1 and 2) and minimize the use of unobservable inputs (level 3) within the fair value hierarchy included in current accounting guidance. The Partnership generally applies the market approach to determine fair value. This method uses pricing and other information generated by market transactions for identical or comparable assets and liabilities. Assets and liabilities are classified within the fair value hierarchy based on the lowest level (least observable) input that is significant to the measurement in its entirety.

Accumulated Other Comprehensive Loss

There were no material changes in the components of accumulated other comprehensive loss attributable to the Partnership during the year ended December 31, 2013. At both December 31, 2013 and 2012, there was no accumulated other comprehensive loss related to the Partnership’s noncontrolling interest.

No significant amounts were reclassified out of accumulated other comprehensive loss to net income during the year ended December 31, 2013, 2012 and 2011.

(2) New Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (ASU 2013-02). The objective of ASU 2013-02 is to improve the transparency of changes in other comprehensive income and items reclassified out of Accumulated Other Comprehensive Income in financial statements. This new guidance is effective for a reporting entity’s first reporting period beginning after December 15, 2012 and should be applied prospectively. The Partnership’s adoption of this new guidance on January 1, 2013 did not have a material impact on its financial position, results of operations or cash flows.

In December 2011 and January 2013, the FASB issued Accounting Standards Update No. 2011-11, “Disclosures About Offsetting Assets and Liabilities” (ASU 2011-11) and No. 2013-01, “Clarifying the Scope of Disclosures About Offsetting Assets and Liabilities” (ASU 2013-01), respectively. The objective of ASU 2011-11 is to enhance disclosures about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The objective of ASU 2013-01 is to clarify which instruments and transactions are subject to ASU 2011-11. Both ASU 2011-11 and ASU 2013-01 are effective for a reporting entity’s first reporting period beginning on or after January 1, 2013 and should be applied retrospectively. The Partnership’s adoption of this new guidance on January 1, 2013 did not have a material impact on its combined and consolidated financial position, results of operations or cash flows.

Management believes that other recently issued standards, which are not yet effective, will not have a material impact on the Partnership’s combined or consolidated financial position, results of operations or cash flows upon adoption.

(3) Acquisition of Enogex

Under the acquisition method, the fair value of the consideration transferred by the Partnership to OGE Energy and ArcLight for the contribution of Enogex in exchange for interest in the Partnership is allocated to the assets acquired and liabilities assumed on May 1, 2013 based on their estimated fair value. Enogex’s assets, liabilities and equity are recorded at their estimated fair value as of May 1, 2013, and beginning on May 1, 2013, the Partnership consolidated Enogex. The Partnership completed the purchase price allocation for this transaction in the fourth quarter of 2013.

On May 1, 2013, in accordance with the MFA, CenterPoint Energy, OGE Energy, and ArcLight received 291,002,583 common units, 141,956,176 common units, and 65,908,224 common units, respectively representing limited partner interests in the Partnership. The fair value of consideration transferred to OGE Energy and ArcLight in exchange for the contribution of Enogex consists of the fair value of the limited and general partner interests. The Partnership utilized the market approach to estimate the fair value of the limited partner interests, general partner interests and Atoka, also giving consideration to alternative methods such as the income and cost approaches as it relates to the underlying assets and liabilities. The primary inputs for the market valuation are the historical and current year forecasted cash flows and market multiples. The primary inputs for the income approach are forecasted cash flows and discount rates. The primary inputs for the cost approach are costs for similar assets and ages of the assets. All fair value measurements of assets acquired and liabilities assumed are based on a combination of inputs that are not observable in the market and thus represent Level 3 inputs.

The Partnership incurred no acquisition related costs in the Combined and Consolidated Statement of Income based upon the terms in the MFA related to the acquisition of Enogex.

The following table summarizes the amounts recognized by the Partnership for the estimated fair value of assets acquired and liabilities assumed for the acquisition of 100% interest Enogex as of May 1, 2013 and is reconciled to the consideration transferred by the Partnership (in millions):

Amounts Recognized as of May 1, 2013
Assets
Current Assets	$192
Property, plant and equipment	3,919
Goodwill	439
Other intangible assets	401
Other assets	21
Total assets	$4,972

Liabilities
Current Liabilities	$393
Long-term debt	745
Other liabilities	20
Total liabilities	1,158
Less: Noncontrolling interest at fair value	26
Fair value of consideration transferred	$3,788

The amounts of Enogex’s revenue, operating income, net income and net income attributable to Enable Midstream Partners, LP included in the Partnership’s Combined and Consolidated Statement of Income for the period from May 1, 2013 through December 31, 2013 are as follows (in millions):

Revenues	$1,406
Operating income	$92
Net income	$77
Net income attributable to Enable Midstream Partners, LP	$74

See Note 7 for discussion of the Partnership’s acquisition of Waskom during 2012.

Impact on Depreciation

The property, plant and equipment acquired from Enogex have differing weighted average useful lives from the existing assets of the Partnership. These assets will be depreciated over a weighted average estimated useful life of 32 years.

Unaudited Pro forma Results of Operations

The Partnership’s unaudited pro forma results of operations in the combined entity had the acquisition of Enogex been completed on January 1, 2012 are as follows (in millions):

	Year ended December 31,
	2013	2012
Unaudited pro forma results of operations:
Pro forma revenues	$3,120	$2,563
Pro forma operating income	$487	$558
Pro forma net income	$1,638	$433
Pro forma net income attributable to Enable Midstream Partners, LP	$1,635	$431

The unaudited pro forma results of operations include adjustments to:

•    Include the historical results of Enogex beginning on January 1, 2012;

•    Include incremental depreciation and amortization incurred on the step-up of Enogex’s assets;

•	Include adjustments to revenue and cost of sales to reflect Enogex purchase price adjustments for the recurring impact of certain loss contracts and deferred revenues; and

•	Include a reduction to interest expense for recognition of a premium on Enogex’s fixed rate senior notes.

The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the transactions been made at the beginning of the periods presented or the future results of the consolidated operations.

(4) Property, Plant and Equipment

Property, plant and equipment includes the following:

	Weighted Average Useful Lives	December 31,
	(Years)	2013	2012
Property, plant and equipment, gross:		(In millions)
Gathering and Processing	35	$5,123	$2,339
Transportation and Storage	42	4,300	2,772
Construction work-in-progress		232	64
Total		$9,655	$5,175
Accumulated depreciation:
Gathering and Processing		213	118
Transportation and Storage		452	352
Total accumulated depreciation		665	470
Property, plant and equipment, net		$8,990	$4,705

(5) Intangible Assets, Net

Prior to May 1, 2013, the Partnership did not have any intangible assets. Associated with the acquisition of Enogex, the Partnership recorded $401 million in intangible assets associated with customer relationships. Intangible assets are as follows as of December 31, 2013 (in millions):

	Acquisition of Enogex	Accumulated Amortization	Net Intangible Assets
Customer relationships	$401	$18	$383
Total	$401	$18	$383

The Partnership determined that intangible assets have a weighted average useful life of 15 years for customer relationships as of May 1, 2013. Intangible assets do not have any significant residual value or renewal options of existing terms. There are no intangible assets with indefinite useful lives.

Amortization expense in the year ended December 31, 2013 is $18 million. The following table summarizes the Partnership’s expected amortization of intangible assets for each of the next five years (in millions).

	2014	2015	2016	2017	2018
Expected amortization of intangible assets	$27	$27	$27	$27	$27

(6) Goodwill

The excess of the consideration transferred over the fair value of the net assets acquired is allocated to goodwill. The goodwill arising from the acquisition of Enogex consists largely of the synergies and economies of scale expected from combining the operations of the Partnership and Enogex. The Partnership determined that its reporting units are one level below the Gathering and Processing and Transportation and Storage business segment level at the operating segment level.

Goodwill by reportable segment is as follows (in millions):

	Gathering and Processing	Transportation and Storage	Total
Balance at January 1	$26	$579	$605
Acquisition of Waskom	24	—	24
Balance at December 31, 2012	$50	$579	$629
Acquisition of Enogex	439	–	439
Balance at December 31, 2013	$489	$579	$1,068

The Partnership does not amortize goodwill but instead annually assesses goodwill for impairment. The Partnership performed an interim test upon formation as a limited partnership on May 1, 2013 and its annual impairment tests in the fourth quarter of 2013 and the third quarters of 2012 and 2011. The Partnership determined that no impairment charge for goodwill was required for the years ended December 31, 2013, 2012 and 2011. See Note 1 for further discussion regarding goodwill impairment testing.

(7) Investments in Equity Method Affiliates

The Partnership uses the equity method of accounting for investments in entities in which it has an ownership interest between 20% and 50% and exercises significant influence. Until May 1, 2013, the Partnership held a 50% investment in SESH, a 270-mile interstate natural gas pipeline, which was accounted for as an investment in equity method affiliates. On May 1, 2013, the Partnership distributed a 25.05% interest in SESH to CenterPoint Energy, retaining a 24.95% interest in SESH.

Following the distribution of SESH, CenterPoint Energy indirectly owns a 25.05% interest in SESH that may be contributed to Partnership in the future, upon exercise of certain put or call rights, under which CenterPoint Energy would contribute to the Partnership CenterPoint Energy’s retained interest in SESH at a price equal to the fair market value of such interest at the time the put right or call right is exercised (which may be no earlier than May 2014 and May 2015 for 24.95% and 0.1% interest, respectively). If CenterPoint Energy were to exercise such put right or the Partnership were to exercise such call right, CenterPoint Energy’s retained interest in SESH would be contributed to the Partnership in exchange for consideration consisting of and limited partnership units (subject to certain adjustments) for 24.95% and 0.1% interest in SESH, respectively, and, subject to certain restrictions, a cash payment, payable either from CenterPoint Energy to the Partnership or from the Partnership to CenterPoint Energy, in an amount such that the total consideration exchanged is equal in value to the fair market value of the contributed interest in SESH, subject to adjustment for accretion and dilution events. Affiliates of Spectra Energy Corp. own the remaining 50% interest in SESH.

Prior to July 2012, the Partnership owned a 50% interest in Waskom, a natural gas processing plant, which was accounted as an investment in equity method affiliates.

On July 31, 2012, the Partnership purchased the 50% interest that it did not already own in Waskom, as well as other gathering and related assets from a third-party for approximately $273 million in cash. The amount of the purchase price allocated to the acquisition of the 50% interest in Waskom was approximately $201 million, with the remaining purchase price allocated to the other gathering assets. The $273 million purchase price was allocated to the fair value of assets received as follows: $253 million to property, plant and equipment; $16 million to goodwill; and the remaining balance to other assets and liabilities. The original 50% interest held by Partnership in Waskom had a fair value of approximately $201 million prior to its acquisition of the additional 50% interest in Waskom, based on a discounted cash flow methodology (a level 3 valuation technique for which the key inputs are the discount rate and operating cash flow projections). The purchase of the additional 50% interest in Waskom was determined to be a business combination achieved in stages, and as such the

Partnership recorded a pre-tax gain of approximately $136 million and goodwill of $8 million on July 31, 2012, which is the result of Partnership remeasuring its original 50% interest in Waskom to fair value. As a result of the purchase, Partnership combined its wholly owned investment in Waskom beginning on July 31, 2012, which included goodwill totaling $24 million, consisting of $17 million related to Waskom (including the re-measurement of its existing 50% interest) and $7 million related to the other gathering and related assets. On May 1, 2013, CenterPoint Energy contributed a 100% interest in Waskom to the Partnership.

Investment in Equity Method Affiliates:

	December 31,
	2013	2012
	(In millions)
SESH	$198	$404
Other	—	1
Total	$198	$405

Equity in Earnings of Equity Method Affiliates:

	Year Ended December 31,
	2013 (1)	2012 (2)	2011
	(In millions)
Waskom	$—	$5	$10
SESH	15	26	21
Total	$15	$31	$31

(1) Until May 1, 2013, the combined results of operations for Partnership reflect a 50% interest in SESH, as historically combined in the Partnership’s financial statements. On May 1, 2013, the Partnership distributed a 25.05% interest in SESH to CenterPoint Energy, retaining a 24.95% interest in SESH.
(2) On July 31, 2012, Waskom became a wholly owned subsidiary of the Partnership. Beginning on August 1, 2012, Waskom’s operating results are combined or consolidated, as appropriate, in the Combined and Consolidated Statement of Income

Summarized financial information of SESH is presented below:

	December 31,
	2013	2012
Balance Sheets:	(In millions)
Current assets	$53	$51
Property, plant and equipment, net	1,132	1,147
Other non-current assets	—	1
Total assets	$1,185	$1,199

Current liabilities	$20	$19
Non-current liabilities	375	377
Member’s equity	790	803
Total liabilities and member’s equity	$1,185	$1,199

Reconciliation:
Investment in SESH	$198	$404
Less: Capitalized interest on investment in SESH	(1)	(2)
The Partnership’s share of member’s equity	$197	$402

	Year Ended December 31,
	2013	2012	2011
Income Statements:	(In millions)
Revenues	$107	$110	$100
Operating income	66	71	61
Net income	47	52	42

(8) Debt

Prior to May 1, 2013, the Partnership’s debt was all payable to affiliates, which is discussed in Note 11 as notes payable—affiliated companies. The Partnership’s third party debt effective May 1, 2013 is as follows:

On May 1, 2013, the Partnership entered into a $1.05 billion three-year senior unsecured term loan facility (Term Loan Facility), the proceeds of which were used to repay $1.05 billion of intercompany indebtedness owed to CenterPoint Energy. A wholly owned subsidiary of CenterPoint Energy has guaranteed collection of the Partnership’s obligations under the Term Loan Facility, which guarantee is subordinated to all senior debt of such wholly owned subsidiary of CenterPoint Energy.

On May 1, 2013, the Partnership also entered into a $1.4 billion, five-year senior unsecured revolving credit facility (Revolving Credit Facility) in accordance with the terms of the MFA, discussed in Note 1. As of December 31, 2013, there was $333 million in principal advances and $2 million in letters of credit outstanding under the Revolving Credit Facility.

The Term Loan Facility and the Revolving Credit Facility each permit outstanding borrowings to bear interest at the London Interbank Offered Rate (LIBOR) and/or an alternate base rate, at the Partnership’s election, plus an applicable margin. The applicable margin is based on the Partnership’s applicable credit ratings. As of December 31, 2013, the applicable margin for LIBOR-based borrowings under the Term Loan Facility and the Revolving Credit Facility was 1.625% based on the Partnership’s credit ratings. In addition, the Revolving Credit Facility requires the Partnership to pay a fee on unused commitments. The commitment fee is based on the Partnership’s applicable credit rating from the rating agencies. As of December 31, 2013, the commitment fee under the Revolving Credit Facility was 0.25% per annum based on the Partnership’s credit ratings.

Effective May 1, 2013, the Partnership’s debt includes Enable Oklahoma’s $200 million of 6.875% senior notes due July of 2014 and $250 million of 6.25% senior notes due March of 2020 (collectively, the Enable Oklahoma Senior Notes). The Enable Oklahoma Senior Notes have a $37 million unamortized premium at December 31, 2013, of which $4 million relates to the senior notes due July of 2014 and $33 million relates to the senior notes due March of 2020, resulting in an effective interest rate of 3.39% and 3.77%, respectively, during the year ended December 31, 2013. Additionally, the Partnership’s debt includes Enable Oklahoma’s $250 million variable rate term loan (Enable Oklahoma Term Loan). The Enable Oklahoma Term Loan permits outstanding borrowings to bear interest at the London Interbank Offered Rate (LIBOR) and/or an alternate base rate, at Enable Oklahoma’s election, plus an applicable margin. The applicable margin is based on Enable Oklahoma’s applicable credit ratings. As of December 31, 2013, the applicable margin for LIBOR-based borrowings under the Enable Oklahoma Term Loan was 1.50% based on Enable Oklahoma’s credit ratings.

Maturities of long-term debt, excluding unamortized premiums, are as follows:

Long-term debt
2014	$200
2015	250
2016	1,050
2017	—
2018	333
Thereafter	250

Unamortized debt expense of $9 million and $-0- million at December 31, 2013 and 2012, respectively, is classified in Other assets in the Combined or Consolidated Balance Sheets and is being amortized over the life of the respective debt using the effective interest method. Unamortized premium on long-term debt of $37 million and $-0- million as of December 31, 2013 and 2012, respectively, is classified as either Long-term debt or Current portion of long-term debt, consistent with the underlying debt instrument, in the Combined or Consolidated Balance Sheets and is being amortized over the life of the respective debt using the effective interest method.

As of December 31, 2013, the Partnership and Enable Oklahoma complied with all of their debt agreements, including financial covenants.

(9) Fair Value Measurements

Certain assets and liabilities are recorded at fair value in the Combined or Consolidated Balance Sheets and are categorized based upon the level of judgment associated with the inputs used to measure their value. Hierarchical levels, as defined below and directly related to the amount of subjectivity associated with the inputs to fair valuations of these assets and liabilities are as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date. Instruments classified as Level 1 include natural gas futures, swaps and options transactions for contracts traded on the New York Mercantile Exchange (NYMEX) and settled through a NYMEX clearing broker.

Level 2: Inputs, other than quoted prices included in Level 1, are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the asset or liability. Fair value assets and liabilities that are generally included in this category are derivatives with fair values based on inputs from actively quoted markets. Instruments classified as Level 2 include over-the-counter NYMEX natural gas swaps, natural gas basis swaps and natural gas purchase and sales transactions in markets such that the pricing is closely related to the NYMEX pricing, and over-the-counter West Texas Intermediate (WTI) crude swaps for condensate sales.

Level 3: Inputs are unobservable for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. Unobservable inputs reflect the Partnership’s judgments about the assumptions market participants would use in pricing the asset or liability since limited market data exists. The Partnership develops these inputs based on the best information available, including the Partnership’s own data.

The Partnership utilizes the market approach in determining the fair value of its derivative positions by using either NYMEX or WTI published market prices, independent broker pricing data or broker/dealer valuations. The valuations of derivatives with pricing based on NYMEX published market prices may be considered Level 1 if they are settled through a NYMEX clearing broker account with daily margining. Over-the-counter derivatives with NYMEX or WTI based prices are considered Level 2 due to the impact of counterparty credit risk. Valuations based on independent broker pricing or broker/dealer valuations may be classified as Level 2 only to the extent they may be validated by an additional source of independent market data for an identical or closely related active market. In certain less liquid markets or for longer-term contracts, forward prices are not as readily available. In these circumstances, contracts are valued using internally developed methodologies that consider historical relationships among various quoted prices in active markets that result in management’s best estimate of fair value. These contracts are classified as Level 3.

The Partnership determines the appropriate level for each financial asset and liability on a quarterly basis and recognizes transfers between levels at the end of the reporting period. For the year ended December 31, 2013, there were no transfers between Level 1 and 2 and no Level 3 investments were held.

The impact to the fair value of derivatives due to credit risk is calculated using the probability of default based on Standard & Poor’s Ratings Services and/or internally generated ratings. The fair value of derivative assets is adjusted for credit risk. The fair value of derivative liabilities is adjusted for credit risk only if the impact is deemed material.

Estimated Fair Value of Financial Instruments

The fair values of all accounts receivable, notes receivable, accounts payable, short-term notes payable— affiliated companies, and other such financial instruments on the Combined and Consolidated Balance Sheets are estimated to be approximately equivalent to their carrying amounts and have been excluded from the table below. The following table summarizes the fair value and carrying amount of the Partnership’s financial instruments at December 31, 2013 and 2012

(in millions). The Company had no material financial instruments measured at fair value on a recurring basis at December 31, 2013 and 2012.

	December 31,
	2013		2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long Term Debt:	(In millions)
Long-term notes payable—affiliated companies (Level 2)	$363	$363	$1,009	$1,232
Revolving Credit Facility (Level 2)	333	333	—	—
Term Loan Facility (Level 2)	1,050	1,050	—	—
Enable Oklahoma Term Loan (Level 2)	250	250	—	—
Enable Oklahoma Senior Notes (Level 2)(1)	487	477	—	—
(1) Includes $204 million of current portion as of December 31, 2013.

The fair value of the Partnership’s Term Loan Facility and Long-term notes payable—affiliated companies, along with the Enable Oklahoma Senior Notes, is based on quoted market prices and estimates of current rates available for similar issues with similar maturities and is classified as Level 2 in the fair value hierarchy.

Non-Financial Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment).

During the year ended December 31, 2013, the Partnership remeasured the Service Star assets at fair value. Upon formation as a private partnership on May 1, 2013, management of the Partnership reassessed the long-term strategy related to the Service Star business line, a component of the Gathering and Processing business segment which provides measurement and communication services to third parties. Based on forecasted future undiscounted cash flows management determined that the carrying value of the Service Star assets were not fully recoverable. The Partnership utilized the income approach (generally accepted valuation approach) to estimate the fair value of these assets. The primary inputs are forecast cash flows and the discount rate. The fair value measurement is based on inputs that are not observable in the market and thus represent level 3 inputs. Applying a discounted cash flow model to the property, plant and equipment and reviewing the associated materials and supplies inventory, during the year ended December 31, 2013 the Partnership recognized a $12 million impairment, consisting of a $10 million write-down of property, plant and equipment and a $2 million write-down of materials and supplies inventory considered either excess or obsolete.

At December 31, 2012, no material fair value adjustments or fair value measurements were required for these non-financial assets or liabilities.

Contracts with Master Netting Arrangements

Fair value amounts recognized for forward, interest rate swap, option and other conditional or exchange contracts executed with the same counterparty under a master netting arrangement may be offset. The reporting entity’s choice to offset or not must be applied consistently. A master netting arrangement exists if the reporting entity has multiple contracts, whether for the same type of conditional or exchange contract or for different types of contracts, with a single counterparty that are subject to a contractual agreement that provides for the net settlement of all contracts through a single payment in a single currency in the event of default on or termination of any one contract. Offsetting the fair values recognized for forward, interest rate swap, option and other conditional or exchange contracts outstanding with a single counterparty results in the net fair value of the transactions being reported as an asset or a liability in the Combined or Consolidated Balance Sheets. The Partnership has presented the fair values of its derivative contracts under master netting agreements using a net fair value presentation. The Partnership had no material commodity contracts recorded at fair value on its Combined or Consolidated Balance Sheet at December 31, 2013 and 2012.

The following tables summarize the Partnership’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2013 (in millions):

	Gas Imbalances(A)
	Assets(B)	Liabilities(C)
Significant other observable inputs (Level 2)	$8	$10
(A) The Partnership uses the market approach to fair value its gas imbalance assets and liabilities at individual, or where appropriate an average of, current market indices applicable to the Partnership’s operations, not to exceed net realizable value. Gas imbalances held by Enable Oklahoma are valued using an average of the Inside FERC Gas Market Report for Panhandle Eastern Pipe Line Co. (Texas, Oklahoma Mainline), ONEOK (Oklahoma) and ANR Pipeline (Oklahoma) indices. There were no netting adjustments as of December 31, 2013.
(B) Gas imbalance assets exclude fuel reserves for under retained fuel due from shippers of $2 million at December 31, 2013, which fuel reserves are based on the value of natural gas at the time the imbalance was created and which are not subject to revaluation at fair market value.
(C) Gas imbalance liabilities exclude fuel reserves for over retained fuel due to shippers of $3 million at December 31, 2013, which fuel reserves are based on the value of natural gas at the time the imbalance was created and which are not subject to revaluation at fair market value.

The Partnership has no material assets or liability measured at fair value on a recurring basis at December 31, 2012.

(10) Derivative Instruments and Hedging Activities

The Partnership is exposed to certain risks relating to its ongoing business operations. The primary risks managed using derivatives instruments are commodity price risk and interest rate risk. The Partnership is also exposed to credit risk in its business operations.

Commodity Price Risk

The Partnership has used forward physical contracts, commodity price swap contracts and commodity price option features to manage the Partnership’s commodity price risk exposures in the past. Commodity derivative instruments used by the Partnership are as follows:

•	NGL put options and NGL swaps are used to manage the Partnership’s NGL exposure associated with its processing agreements;

•
natural gas swaps are used to manage the Partnership’s keep-whole natural gas exposure associated with its processing operations and the Partnership’s natural gas exposure associated with operating its gathering, transportation and storage assets; and

•
natural gas futures and swaps, natural gas options and natural gas commodity purchases and sales are used to manage the Partnership’s natural gas exposure associated with its storage and transportation contracts and asset management activities.

Normal purchases and normal sales contracts are not recorded in the Combined or Consolidated Balance Sheets and earnings are recognized in the period in which physical delivery of the commodity occurs. Management applies normal purchases and normal sales treatment to: (i) commodity contracts for the purchase and sale of natural gas used in or produced by the Partnership’s operations and (ii) commodity contracts for the purchase and sale of NGLs produced by Partnership’s Gathering and Processing segment.

The Partnership recognizes its non-exchange traded derivative instruments in the Combined or Consolidated Balance Sheets at fair value with such amounts classified as current or long-term based on their anticipated settlement. Exchange traded transactions are settled on a net basis daily through margin accounts with a clearing broker and, therefore, are recorded at fair value on a net basis in Other current assets in the Combined or Consolidated Balance Sheets.

Credit Risk

The Partnership is exposed to certain credit risks relating to its ongoing business operations. Credit risk includes the risk that counterparties that owe the Partnership money or energy will breach their obligations. If the counterparties to these arrangements fail to perform, the Partnership may be forced to enter into alternative arrangements. In that event, Partnership’s financial results could be adversely affected and the Partnership could incur losses.

Cash Flow Hedges

For derivatives that are designated and qualify as a cash flow hedge, the effective portion of the change in fair value of the derivative instrument is reported as a component of Accumulated other comprehensive income (loss) and recognized into earnings in the same period during which the hedged transaction affects earnings. The ineffective portion of a derivative’s change in fair value or hedge components excluded from the assessment of effectiveness is recognized currently in earnings. The Partnership measures the ineffectiveness of commodity cash flow hedges using the change in fair value method whereby the change in the expected future cash flows designated as the hedge transaction are compared to the change in fair value of the hedging instrument. Forecasted transactions, which are designated as the hedged transaction in a cash flow hedge, are regularly evaluated to assess whether they continue to be probable of occurring. If the forecasted transactions are no longer probable of occurring, hedge accounting will cease on a prospective basis and all future changes in the fair value of the derivative will be recognized directly in earnings.

The Partnership designates as cash flow hedges derivatives used to manage commodity price risk exposure for the Partnership’s NGLs volumes and corresponding keep-whole natural gas resulting from its natural gas processing contracts (processing hedges) and natural gas positions resulting from its natural gas gathering and processing operations and natural gas transportation and storage operations (operational gas hedges). The Partnership also designates as cash flow hedges certain derivatives used to manage natural gas commodity exposure for certain natural gas storage inventory positions. The Partnership had no instruments designated as cash flow hedges at December 31, 2013 and 2012.

Fair Value Hedges

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedge risk are recognized currently in earnings. The Partnership includes the gain or loss on the hedged items in Revenues, offsetting the loss or gain on the related hedging derivative.

At December 31, 2013 and 2012, the Partnership had no derivative instruments that were designated as fair value hedges.

Derivatives Not Designated as Hedging Instruments

Derivative instruments not designated as hedging instruments are utilized in the Partnership’s asset management activities. For derivative instruments not designated as hedging instruments, the gain or loss on the derivative is recognized currently in earnings, unless designated as normal purchases or normal sales.

Quantitative Disclosures, Balance Sheet Presentation and Income Statement Presentation Related to Derivative Instruments

At December 31, 2013 and 2012 and for the year ended December 31, 2013, 2012 and 2011 the Partnership had no material derivative instruments to disclose.

Credit-Risk Related Contingent Features in Derivative Instruments

In the event Moody’s Investors Services or Standard & Poor’s Ratings Services were to lower the Partnership’s or Enable Oklahoma’s senior unsecured debt ratings to a below investment grade rating, the Partnership or Enable Oklahoma would have been required to post no cash collateral to satisfy its obligation under its financial and physical contracts relating to derivative instruments that are in a net liability position at December 31, 2013. The Partnership or Enable Oklahoma could be required to provide additional credit assurances in future dealings with third parties, which could include letters of credit or cash collateral.

(11) Related Party Transactions

The related party transactions with CenterPoint Energy, OGE Energy and their respective subsidiaries are summarized and described below. There were no material related party transactions with other affiliates.

The Partnership’s revenues from affiliated companies accounted for 9%, 14% and 15% of revenues during the year ended December 31, 2013, 2012 and 2011, respectively. Amounts of revenues from affiliated companies included in the Partnership’s Combined and Consolidated Statements of Income are summarized as follows:

	December 31,
	2013	2012	2011
	(In millions)
Gas transportation and storage - CenterPoint Energy	$108	$133	$140
Gas sales - CenterPoint Energy	70	—	—
Gas transportation and storage - OGE Energy(1)	32	—	—
Gas sales - OGE Energy(2)	14	—	—
Total revenues—affiliated companies	$224	$133	$140
(1) The Partnership has contracts with OGE Energy to transport natural gas to OGE Energy’s natural gas-fired generation facilities and store natural gas that are reflected in Partnership’s Combined and Consolidated Statement of Income beginning on May 1, 2013.

(2)
The Partnership sells natural gas to OGE Energy’s natural gas-fired generation facilities that are reflected in the Partnership’s Combined and Consolidated Statement of Income beginning on May 1, 2013.

Amounts of natural gas purchased from affiliated companies included in the Partnership’s Combined and Consolidated Statements of Income are summarized as follows:

	December 31,
	2013	2012	2011
	(In millions)
Cost of goods sold—CenterPoint Energy	$4	$1	$1

The Partnership recorded an expense from OGE Energy of $8 million for the period beginning May 1, 2013 and ended December 31, 2013 for electricity used to power the Partnership’s electric compression assets, which is reflected in the Partnership’s Combined and Consolidated Statement of Income as operation and maintenance expense beginning on May 1, 2013.

Prior to May 1, 2013, the Partnership had employees and reflected the associated benefit costs directly and not as corporate services. Under the terms of the MFA, effective May 1, 2013 the Partnership’s employees were seconded by CenterPoint Energy and OGE Energy, and the Partnership began reimbursing each CenterPoint Energy and OGE Energy for all employee costs under the seconding agreements until terminated with at least 90 days’ notice by CenterPoint Energy or OGE Energy, respectively, or by the Partnership. The Partnership intends to identify those seconded employees ("selected employees") to whom it will extend an employment offer during 2014. The Partnership anticipates transitioning the selected employees from CenterPoint Energy and OGE Energy to the Partnership effective January 1, 2015.

Prior to May 1, 2013, the Partnership received certain services and support functions from CenterPoint Energy described below. Under the terms of the MFA, effective May 1, 2013 the Partnership receives services and support functions from CenterPoint Energy and OGE Energy under service agreements for an initial term ending on April 30, 2016. The service agreements automatically extend year-to-year at the end of the initial term, unless terminated by the Partnership with at least 90 days’ notice. Additionally, the Partnership may terminate these service agreements at any time with 180 days’ notice, if approved by the Board of the General Partner. The Partnership reimburses CenterPoint Energy and OGE Energy for these services up to annual caps, initially $44 million and $30 million, respectively. The Board of Directors of the General Partner has approved 2014 annuals caps of $38 million and $28 million for CenterPoint Energy and OGE Energy, respectively.

The Partnership’s operations are dependent on CenterPoint Energy’s and OGE Energy’s ability to perform under these service agreements, which include certain support functions for accounting, finance, investor relations, planning, legal, communications, governmental and regulatory affairs, and human resources, as well as information technology services and other shared services such as corporate security, facilities management, office support services, and purchasing and logistics. The cost of these services has been charged directly to the Partnership through negotiated usage rates, dedicated asset assignment and proportionate corporate formulas based on operating expenses, assets, gross margin, employees and a composite of assets, gross margin and employees. In some instances, OGE Energy uses the “Distrigas” method to allocate operating costs to the Partnership. The Distrigas method is a three-factor formula that uses an equal weighting of payroll, net operating revenues and gross property, plant and equipment. OGE Energy adopted the Distrigas method in January 1996 as a result of a recommendation by the Staff of the Oklahoma Corporation Commission. CenterPoint Energy uses the Composite Ratio Formula that allocates costs incurred by a service company on behalf of its affiliates to those affiliates. This three-part formula consisting of gross margin, assets, and the number of employees applied 40%, 40% and 20% respectively, attempts to weight various aspects of each of the affiliates so that a fair distribution of the overhead cost is allocated to each affiliate member. These charges are not necessarily indicative of what would have been incurred had the Partnership not been an affiliate of CenterPoint Energy or OGE Energy.

Amounts charged to the Partnership by affiliates for seconded employees and corporate services, included primarily in operating and maintenance expenses in Partnership’s Combined and Consolidated Statements of Income are as follows:

	December 31,
	2013	2012	2011
	(In millions)
Seconded Employee Costs—CenterPoint Energy(1)	$92	$—	$—
Corporate Services—CenterPoint Energy(1)	38	39	37
Seconded Employee Costs—OGE Energy(2)	78	–	–
Corporate Services—OGE Energy(2)	18	–	–
Total corporate services and seconded employee expense	$226	$39	$37
(1) Beginning on May 1, 2013, CenterPoint Energy assumed all employees of Partnership and seconded such employees to the Partnership. Therefore, costs historically incurred directly by Partnership for employment services are reflected as seconded employee costs subsequent to formation on May 1, 2013.
(2) Corporate services and seconded employee expenses from OGE Energy are reflected in the Statement of Combined and Consolidated Income beginning on May 1, 2013. With respect to the annual cap of $30 million for corporate services, $28 million was incurred during the year ended December 31, 2013, including $10 million prior to the Partnership’s acquisition of Enogex on May 1, 2013.

On July 1, 2009, OGE Energy and Enogex entered into hedging transactions to offset natural gas long positions at Enogex with short natural gas exposures at OGE Energy resulting from the cost of generation associated with a wholesale power sales contract. These transactions are for approximately 50,000 million British thermal unit per month from August 2009 to December 2013. These transactions are reflected in the Combined and Consolidated Statement of Income beginning on May 1, 2013.

Until May 1, 2013, the Partnership participated in a “money pool” through which it could borrow or invest with CenterPoint Energy on a short-term basis. Funding needs were aggregated and external borrowing or investing was based on the net cash position. The Partnership’s money pool borrowings and investments were reflected in notes payable-affiliated companies and notes receivable-affiliated companies, respectively, in the Combined Balance Sheet as of December 31, 2012.

The notes receivable-affiliated companies as of December 31, 2012 include $434 million and $45 million investments in the money pool and other notes receivable, respectively, and bear an interest rate of 4.869% and 3.25%, respectively. Immediately prior to formation as a limited partnership on May 1, 2013, the Partnership received cash for repayment of the $434 million of investments in the money pool and received a contribution from CenterPoint Energy for the settlement of the $45 million of other notes receivable. Interest income of $9 million, $21 million, and $14 million for the year ended December 31, 2013, 2012 and 2011, respectively, is included in Interest income-affiliated companies.

The Partnership has outstanding short-term and long-term notes payable-affiliated companies to CenterPoint Energy as presented below:

	Year ended December 31,
	2013		2012
	Long-Term	Current	Long-Term	Current
Short-term notes payable-affiliated companies:	(In millions)
Notes payable-affiliated companies (1)	$—	$—	$—	$753
Long-term notes payable-affiliated companies:
Notes payable-affiliated companies(2)	$363	$—	$363	$—
Notes payable-affiliated companies(3)	—	—	646	—
Total long-term notes payable—affiliated companies	$363	$—	$1,009	$—
(1) These notes were payable on demand to CenterPoint Energy. Substantially all of these notes represented the Partnership’s money pool borrowings. At December 31, 2012, the Partnership’s money pool borrowings had an interest rate of 4.869%. These notes were repaid and terminated immediately prior to formation as a limited partnership on May 1, 2013 without premium or penalty.
(2) These notes are payable to CenterPoint Energy and mature in 2017. Notes having an aggregate principal amount of approximately $273 million bear a fixed interest rate of 2.10% and notes having an aggregate principal amount of approximately $90 million bear a fixed interest rate of 2.45%.
(3) These notes were payable to CenterPoint Energy, bear a fixed interest rate of 6.30% and were scheduled to mature in 2036. These notes were repaid and terminated immediately prior to formation as a limited partnership on May 1, 2013 without premium or penalty.

Prior to repayment of the $753 million and $646 million of short-term and long-term notes payable—affiliated companies, respectively, the Partnership assumed an additional $143 million through a distribution of the Partnership. In total, the repayment of notes payable—affiliated companies immediately prior to formation as a limited partnership on May 1, 2013 was $1.54 billion.

The liabilities recognized upon acquisition of Enogex included $136 million of advances due affiliated companies, payable to OGE Energy. On May 1, 2013, these advances were repaid from proceeds under the Revolving Credit Agreement.

The Partnership recorded affiliated interest expense to CenterPoint Energy of $34 million, $85 million and $90 million during the year ended December 31, 2013, 2012 and 2011, respectively, on notes payable—affiliated companies, which is included in Interest expense on the Combined and Consolidated Statements of Income.

CenterPoint Energy has provided guarantees (Encana and Shell Guarantees) with respect to the performance of certain obligations of the Partnership under long-term gas gathering and treating agreements with an affiliate of Encana Corporation (Encana) and an affiliate of Royal Dutch Shell plc (Shell). As of December 31, 2013, CenterPoint Energy had guaranteed the Partnership's obligations up to an aggregate amount of $100 million under these agreements.  Under the terms of the omnibus agreement entered into in connection with the Partnership’s formation as a limited partnership on May 1, 2013, the Partnership and CenterPoint Energy have agreed to use commercially reasonable efforts and cooperate with each other to terminate the Encana and Shell Guarantees, and to release CenterPoint Energy from such guarantees by causing the Partnership or one of its subsidiaries to enter into substitute guarantees or to assume the Encana and Shell Guarantees.

(12) Commitments and Contingencies

(a) Long-Term Agreements

Long-term Gas Gathering and Treating Agreements. The Partnership has long-term agreements with Encana and Shell to provide gathering and treating services for their natural gas production from certain Haynesville Shale and Bossier Shale formations in Texas and Louisiana.

Under the long-term agreements, Encana or Shell may elect to require the Partnership to expand the capacity of its gathering systems by up to an additional 1.3 Bcf per day. The Partnership estimates that the cost to expand the capacity of its gathering systems by an additional 1.3 Bcf per day would be as much as $440 million. Encana and Shell would provide incremental volume commitments in connection with an election to expand system capacity.

Long-term Agreement with Exxon. In March 2013, Enable Bakken entered into a long-term agreement with an affiliate of Exxon-Mobil Corporation (Exxon), to provide gathering services for certain of Exxon’s crude oil production through a new crude oil gathering and transportation pipeline system in North Dakota’s liquids-rich Bakken shale. The agreement with Exxon was entered into pursuant to the open season announced by Enable Bakken in February 2013. Under the terms of the agreement, which includes volume commitments, Enable Bakken will provide service to Exxon over a gathering system to be constructed by Enable Bakken in Dunn and McKenzie counties in North Dakota with a capacity of up to 19,500 barrels per day. Certain portions of the pipeline system were placed in service in 2013 with the remaining portions to be placed in service in the third quarter of 2014. As of December 31, 2013, the Partnership estimates the remaining construction costs to be $17 million.

Operating Lease Obligations. The Partnership has operating lease obligations expiring at various dates. Future minimum payments for noncancellable operating leases are as follows:

Year ended December 31 (In millions)	2014	2015	2016	2017	2018	After 2018	Total
Noncancellable operating leases	$7	$5	$2	$1	$—	$—	$15

Total rental expense for all operating leases was $12 million, $16 million and $26 million in 2013, 2012 and 2011, respectively.

The Partnership currently occupies 134,219 square feet of office space at its executive offices under a lease that expires March 31, 2017. The lease payments are $11 million over the lease term, which began April 1, 2012. This lease has rent escalations which increase after 5 and 10 years if the lease is renewed. These lease expenses are reflected in the Statement of Combined or Consolidated Income beginning on May 1, 2013.

The Partnership currently has 23 compression service agreements, of which three agreements are on a month-to-month basis, three agreements will expire in 2014, 17 agreements will expire in 2015 and 2 agreements will expire in 2016. The Partnership also has 8 gas treating agreements, of which 6 agreements are on a month-to-month basis, one agreement will expire in 2013 and one agreement will expire in 2014. These lease expenses are reflected in the Statement of Combined or Consolidated Income beginning on May 1, 2013.

Other Purchase Obligations and Commitments. In 2004, Enable Oklahoma entered into a firm transportation service agreement with Cheyenne Plains, who operates the Cheyenne Plains Pipeline that provides firm transportation services in Wyoming, Colorado and Kansas, for 60,000 dekatherms/day of firm capacity on the pipeline. The firm transportation service agreement was for a 10-year term beginning with the in-service date of the Cheyenne Plains Pipeline in March 2005 with an annual demand fee of $7 million. Effective March 1, 2007, Enable Oklahoma and Cheyenne Plains amended the firm transportation service agreement to provide for Enable Oklahoma to turn back 20,000 dekatherms/day of its capacity beginning in January 2008 for the remainder of the term.

In 2006, Enable Oklahoma entered into a firm capacity agreement with Midcontinent Express Pipeline (MEP) for a primary term of 10 years (subject to possible extension) that gives MEP and its shippers’ access to capacity on Enable Oklahoma’s system. The quantity of capacity subject to the MEP capacity agreement is currently 272 MMcf/d, with the quantity subject to being increased by mutual agreement pursuant to the capacity agreement. In 2009, Enable Oklahoma entered into a firm transportation service agreement with MEP for 10,000 dekatherms/day of firm capacity on the pipeline. The firm transportation service agreement was for a five-year term beginning with the in-service date of the MEP pipeline in June 2009 with an annual demand fee of $2 million.

The Partnership’s other future purchase obligations and commitments estimated for the next five years are as follows:

Year ended December 31 (In millions)	2014	2015	2016	2017	2018	Total
Other purchase obligations and commitments	$11	$4	$1	$—	$—	$16

(b) Legal, Regulatory and Other Matters

Regulatory Matters

MRT Rate Case. MRT, a subsidiary of the Partnership, made a rate filing with the FERC pursuant to Section 4 of the Natural Gas Act, on August 22, 2012 that became effective March 1, 2013, following a five-month suspension, in which it requested an annual cost of service of $104 million (an increase of approximately $47 million above the annual cost of service underlying the current FERC approved maximum rates for MRT’s pipeline). On July 30, 2013, MRT filed with the FERC an uncontested Stipulation and Agreement and Offer of Settlement, resolving all issues in the rate case. The settlement specifies few particulars, other than setting an annual overall cost-of-service for MRT of $84 million and increasing the depreciation rates for certain asset classes. In September 2013, the FERC approved the settlement. Although the settlement became effective November 1, 2013, the settlement rates are effective as of March 1, 2013. As a result, in the fourth quarter of 2013 MRT made refunds to certain of its customers totaling approximately $6 million, which amounts had previously been reserved.

2013 Fuel Filing. On March 1, 2013, Enable Oklahoma submitted its annual fuel filing to establish the fixed fuel percentages for its East Zone and West Zone for the upcoming fuel year (April 1, 2013 through March 31, 2014). The deadline for interventions and protests on the filing was March 18, 2013 and no protests were filed. On June 25, 2013, the FERC accepted Enable Oklahoma’s proposed zonal fuel percentages.

Other Proceedings

The Partnership is involved in other legal, environmental, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies regarding matters arising in the ordinary course of business. Some of these proceedings involve substantial amounts. The Partnership regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. The Partnership does not expect the disposition of these matters to have a material adverse effect on its financial condition, results of operations or cash flows.

(13) Income Taxes

Prior to May 1, 2013, the Partnership was included in the consolidated income tax returns of CenterPoint Energy. The Partnership calculated its income tax provision on a separate return basis under a tax sharing agreement with CenterPoint Energy.

Upon conversion to a limited partnership on May 1, 2013, the Partnership’s earnings are no longer subject to income tax (other than Texas state margin taxes) and are taxable at the individual partner level. The Partnership and its subsidiaries are pass-through entities for federal income tax purposes. See Note 1 for further discussion of the conversion to a limited partnership. For these entities, all income, expenses, gains, losses and tax credits generated flow through to their owners and, accordingly, do not result in a provision for income taxes in the financial statements, (other than Texas state margin taxes). Consequently, the Combined and Consolidated Statements of Income do not include an income tax provision for income earned on or after May 1, 2013 (other than Texas state margin taxes).

The items comprising income tax expense are as follows:

	Year Ended December 31,
	2013	2012	2011
	(In millions)
Provision (benefit) for current income taxes:
Federal	$1	$6	$(20)
State	1	1	7
Total Provision (benefit) current income taxes	2	7	(13)
Provision (benefit) for deferred income taxes, net:
Federal	(1,039)	164	146
State	(155)	32	30
Total provision (benefit) for deferred income taxes, net	(1,194)	196	176
Total income tax expense (benefit)	$(1,192)	$203	$163

The following schedule reconciles the statutory Federal tax rate to the effective income tax rate:

	Year Ended December 31,
	2013	2012	2011
	(In millions)
Income before income taxes	$426	$519	$395
Federal statutory rate	35%	35%	35%
Expected federal income tax expense	149	182	138
Increase in tax expense resulting from:
State income taxes, net of federal income tax	8	21	24
Income not subject to tax	(103)	—	—
Conversion to partnership	(1,240)	—	—
Other, net	(6)	—	1
Total	(1,341)	21	25
Total income tax expense (benefit)	$(1,192)	$203	$163
Effective tax rate	(275.9)%	39.1%	41.2%

As a result of the conversion to a partnership, CenterPoint Energy assumed all outstanding current income tax liabilities and the deferred income tax assets and liabilities were eliminated by recording a provision for income tax benefit equal to $1.24 billion. Therefore, there were no federal deferred income tax assets and liabilities balances at December 31, 2013. The components of Deferred Income Taxes as of December 31, 2013 and 2012 were as follows:

	December 31,
	2013	2012
	(In millions)
Deferred tax assets:
Current:
Deferred gas costs	$ —	$29
Other	—	2
Total current deferred tax assets	—	31
Non-current:
Employee benefits	—	11
Net operating loss carryforwards	—	8
Other	—	7
Total non-current deferred tax assets	—	26
Total deferred tax assets	—	57
Deferred tax liabilities:
Non-current:
Depreciation	8	1,219
Other	—	79
Total non-current deferred tax liabilities	8	1,298
Accumulated deferred income taxes, net	$8	$1,241

Tax Attribute Carryforwards and Valuation Allowance.  At December 31, 2012, the Partnership had approximately $5 million of federal net operating loss carryforwards which begin to expire in 2031 and $120 million of state net operating loss carryforwards which expire in various years between 2013 and 2032. At December 31, 2012 the Partnership expected to realize the benefit of its deferred tax assets before expiration and as a result there was no valuation allowance at December 31, 2012. As a result of the conversion to a partnership, the federal and state net operating losses were distributed to CenterPoint Energy as part of a deemed liquidation for tax purposes on May 1, 2013. Accordingly, there were no remaining carryforwards available to the Partnership as of December 31, 2013.

Uncertain Income Tax Positions. The following table reconciles the beginning and ending balance of the Partnership’s unrecognized tax benefits:

	December 31,
	2013	2012	2011
	(In millions)
Balance, beginning of year	$—	$3	$5
Tax Positions related to prior years:
Reductions	—	(3)	(2)
Balance, end of year	$—	$—	$3

The Partnership’s unrecognized tax benefits on uncertain tax positions would not affect the effective income tax rate if they were recognized. The Partnership recognizes interest and penalties as a component of income tax expense. There was no unrecognized tax benefit as of December 31, 2013 and 2012. The Partnership recognized approximately $-0- million, $1 million of income tax benefit, and less than $1 million of income tax expense related to the Partnership’s interest on uncertain income tax positions during the year ended December 31, 2013, 2012 and 2011 respectively. The Partnership accrued no interest on uncertain income tax positions related to the Partnership at December 31, 2013 and 2012.

Tax Audits and Settlements.  CenterPoint Energy’s consolidated federal income tax returns have been audited by the IRS and settled through the 2011 tax year. CenterPoint Energy is currently under examination by the IRS for tax year 2012. The Partnership considered the effect of this examination in its accrual for settled issues and liability for uncertain income tax positions as of December 31, 2013.

(14) Reportable Business Segments
The Partnership’s determination of reportable business segments considers the strategic operating units under which it manages sales, allocates resources and assesses performance of various products and services to wholesale or retail customers in differing regulatory environments. The accounting policies of the business segments are the same as those described in the summary of significant accounting described in Note 1. Some executive benefit costs of Partnership, incurred prior to May 1, 2013 have not been allocated to business segments. The Partnership uses operating income as the measure of profit or loss for its business segments.

The Partnership’s assets and operations are organized into two business segments: (i) Gathering and Processing, which primarily provides natural gas and crude oil gathering, processing and fractionation services for our producer customers, and (ii) Transportation and Storage, which provides interstate and intrastate natural gas pipeline transportation and storage service to natural gas producers, utilities and industrial customers. Effective May 1, 2013, the intrastate natural gas pipeline operations acquired from Enogex were combined with the interstate pipelines in the Transportation and Storage segment and the non-rate regulated natural gas gathering, processing and treating operations acquired from Enogex were combined within the Gathering and Processing segment.

During the integration of the operations acquired from Enogex, the intrastate natural gas pipelines and non- rate regulated natural gas gathering, processing and treating operations have been identified as separate operating segments, which are aggregated with the respective interstate pipelines and legacy gathering and processing operations as the respective (1) Transportation and Storage and (2) Gathering and Processing reportable segments.

Financial data for business segments and services are as follows:

Year Ended December 31, 2013	Gathering and Processing(1)	Transportation and Storage(2)	Eliminations	Total
	(In millions)
Operating revenues(3)(4)	$1,740	$1,149	$(400)	$2,489
Cost of goods sold	1,075	636	(398)	1,313
Operation and maintenance	222	209	(2)	429
Depreciation and amortization	117	95	—	212
Impairment	12	—	—	12
Taxes other than income	20	34	—	54
Operating income	$294	$175	$—	$469
Total assets	$7,157	$5,717	$(1,642)	$11,232
Capital expenditures	$431	$142	$—	$573

Year Ended December 31, 2012	Gathering and Processing(1)	Transportation and Storage(2)	Eliminations	Total
	(In millions)
Operating revenues(3)(4)	$502	$502	$(52)	$952
Cost of goods sold	124	55	(50)	129
Operation and maintenance	114	155	(2)	267
Depreciation and amortization	50	56	—	106
Taxes other than income	5	29	—	34
Operating income	$209	$207	$—	$416
Total assets	$2,439	$4,052	$(9)	$6,482
Capital expenditures	$70	$132	$—	$202

Year Ended December 31, 2011	Gathering and Processing(1)	Transportation and Storage(2)	Eliminations	Total
	(In millions)
Operating revenues(3)(4)	$415	$553	$(36)	$932
Cost of goods sold	70	65	(34)	$101
Operation and maintenance	111	154	(2)	$263
Depreciation and amortization	37	54	—	$91
Taxes other than income	5	32	—	$37
Operating income	$192	$248	$—	$440
Total assets	$1,933	$3,869	$(6)	$5,796
Capital expenditures	$248	$98	$—	$346

(1) Gathering and processing recorded equity income of $-0-, $5 million and $10 million for the year ended December 31, 2013, 2012 and 2011, respectively, from its 50% interest in a jointly-owned gas processing plant, Waskom. These amounts are included in Equity in earnings of equity method affiliates under the Other income (expense) caption. The Partnership consolidated Waskom during the third quarter of 2012. See Note 7 for further discussion regarding Waskom.

(2)
Transportation and storage recorded equity income of $15 million, $26 million and $21 million for the year ended December 31, 2013, 2012 and 2011 respectively, from its interest in SESH, a jointly-owned pipeline. These amounts are included in Equity in earnings of equity method affiliates under the Other Income (Expense) caption. Transportation and Storage’s investment in SESH was $198 million, $404 million as of December 31, 2013 and 2012, respectively, and is included in Investments in equity method affiliates. The Partnership reflected a 50% interest in SESH until May 1, 2013 when the Partnership distributed a 25.05% interest in SESH to CenterPoint Energy. See Note 7 for further discussion regarding SESH.

(3) Revenues are comprised of gathering, processing, transportation and storage revenues.

(4)	The Partnership had no external customers accounting for 10% or more of revenues in periods shown. See Note 11 for revenues from affiliated companies.

(15) Subsequent Events

On February 14, 2014, the Partnership distributed $114 million to the unitholders of record as of January 1, 2014.